SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 29)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

029174-10-9

(CUSIP Number)

Steven C. Metzger

Metzger & McDonald PLLC

3626 N. Hall Street, Suite 800

Dallas, Texas 75219

(214) 740-5030

(214) 523-3838 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 452926-10-8

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Transcontinental Realty Investors, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3,381,570

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              3,381,570

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

3,381,570

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

81.12%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2

CUSIP No. 452926-10-8

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Realty Advisors, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

32,452

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              32,452

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

269,313*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

6.46%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       Includes 32,452 Shares owned directly, 170,984 Shares owned direct by wholly owned subsidiary, Arcadian Energy, Inc., and 65,875 Shares owned direct by wholly owned subsidiary, Realty Advisors, LLC

3

CUSIP No. 452926-10-8

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Arcadian Energy, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

170,984

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              170,984

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

170,984

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.10%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4

CUSIP No. 452926-10-8

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Realty Advisors, LLC

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

65,875

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              65,875

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

65,875

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

1.58%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5

CUSIP No. 452926-10-8

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

May Realty Holdings, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              -0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

269,313*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

6.46%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       Includes 32,452 Shares owned direct by wholly owned subsidiary, Realty Advisors, Inc., and 170,984 Shares owned direct by its wholly owned subsidiary, Arcadian Energy, Inc., and 65,875 Shares owned by wholly owned subsidiary, Realty Advisors, LLC

6

Item 1. Security and Issuer

This Amendment No. 29 to Statement on Schedule 13D (this “Amendment No. 29”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Issuer” or “IOR”), and further amends the Original Statement on Schedule 13D, as amended by Amendment Nos. 1 through 28 (the “Amended Statement”), filed on behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), and others who are no longer “Reporting Persons.” The principal executive offices of IOR are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The CUSIP number of the Shares is 452926-10-8.

This Amendment No. 29 is being filed to reflect (i) the addition of four other “Reporting Persons,” specifically, Realty Advisors, Inc., a Nevada corporation (“RAI”), its wholly owned subsidiaries, Arcadian Energy, Inc., a Nevada corporation (“Arcadian”), Realty Advisors, LLC, a Nevada limited liability company (“RALLC”), and May Realty Holdings, Inc., a Nevada corporation (“MRHI”), which owns 100% of RAI, and (ii) the entry and completion by RALLC into three separate agreements with three separate sellers, covering the purchase by RALLC of an aggregate of 65,870 Shares (1.57%) over a period of time through twelve substantially equal installment payments, the last of which was made on October 4, 2020. See Item 5 below.

Item 2. Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c), (f) This Amendment No. 29 is filed on behalf of (i) TCI, which has its Common Stock listed and traded on the New York Stock Exchange (“NYSE”), (ii) RAI, (iii) Arcadian, (iv) RALLC and (v) MRHI (all, collectively, the “Reporting Persons”), each of which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The name, business address and capacity with each of the Reporting Persons of each of the current executive officers, directors or managers of each Reporting Person are set forth on Schedule “1” attached hereto and incorporated herein. Each of the individuals who serve as executive officers, directors or managers of each Reporting Person is a citizen of the United States of America. Over 81% of TCI’s Common Stock is owned by subsidiaries of and/or American Realty Investors, Inc., a Nevada corporation (“ARL”), which also has its Common Stock listed and traded on the NYSE. Over 80% of the Common Stock of ARL is owned by subsidiaries of and/or RAI. RAI, in turn, is owned by May Realty Holdings, Inc., a Nevada corporation (“MRHI”), which, in turn, is owned by a trust established for the benefit of the children of Gene E. Phillips (deceased), known as the “May Trust.”

(d)-(e) During the past five years, none of the Reporting Persons nor any officer, director or manager of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order in joining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The transactions described in Item 6 below relating to agreements with three sellers were consummated over time, utilizing funds necessary for such transactions from the working capital of RALLC.

Item 4. Purpose of Transaction.

RALLC acquired the additional Shares described in Items 5 and 6 below as an investment. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Amendment No. 29, the Reporting Persons have no present plans or proposals which would relate to or would result in:

7

(a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer owned by each or all of the Reporting Persons; or

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change a number or term of directors or fill any existing vacancies on the Board; or

(e) any material change in the present capitalization or dividend policy of the Issuer; or

(f) any other material change in the Issuer’s business or corporate structure; or

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; or

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to any of those enumerated above.

There has been no change in the matters reported in this Item under the Original Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer

The Amended Statement is hereby further amended as follows:

(a)                According to the latest information available as of August 14, 2020, the total number of issued and outstanding Shares is believed to be 4,168,214 Shares. As of the date of this Amendment No. 29, each of the Reporting Persons directly owns and holds the following Shares:

Name	No. of Shares Owned Directly	Approximate Percent of Class
Arcadian	170,984	4.10%
MRHI	-	-
RAI	32,452	0.78%
RALLC	65,875	1.58%
TCI	3,381,570	81.12%
TOTAL	3,650,881	87.58%

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of Arcadian, RAI and TCI and each manager of RALLC may be deemed to beneficially own the Shares held directly by such Reporting Persons. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class as well as the relationship are set forth in the following table as of the date of this Amendment No. 29.

8

Name of Director and/or Manager	Entity	No. of Shares Beneficially Owned	Percent of Class
Henry Butler	TCI	3,381,570*	81.12%
William J. Hogan	TCI	3,381,570	81.12%
Robert A. Jakuszewski	TCI	3,381,570*	81.12%
Gina H. Kay	RALLC	65,875	1.58%
Ted R. Munselle	TCI	3,381,570*	81.12%
Robert C. Murray, Sr.	Arcadian	170,984	4.10%
Mickey Ned Phillips	MRHI, RAI, RALLC, and Arcadian	269,313**	6.46%
Raymond D. Roberts, Sr.	TCI	3,381,570*	81.12%
Christine VanDerwarker	AArcadian	170,984	4.10%

*       Does not include 65,875 Shares purchased by RALLC, the voting rights for which were granted to the Directors of IOR during the period from September 2019 to October 4, 2020, who are also four of the Directors of TCI; see Item 6 below.

**      Includes 32,452 Shares held by RAI and 170,984 Shares held by Arcadian, a wholly owned subsidiary of RAI, and 65,875 Shares held by RALLC, which is wholly owned by RAI.

(b)                Each of the managers of RALLC shares any voting and dispositive power over any Shares held by RALLC. See Item 6 below. Each of the directors of TCI shares voting and dispositive power over the 3,381,970 Shares held by TCI. Each of the directors of Arcadian shares voting and dispositive power over the 170,984 Shares held by Arcadian. Mickey Ned Phillips, as the sole director of RAI, holds the voting and dispositive power over the 32,452 Shares held by RAI.

(c)                During the sixty calendar days ended October 4, 2020, the Reporting Persons and their respective executive officers and directors or managers did not engage in any transaction involving the Shares or any other equity interest derivative thereof, except for the entry by RALLC into the three agreements to purchase Shares described in Item 6 below. Also, the original Arcadian Energy, Inc. merged with and into RAI Acquisitions, Inc., a wholly owned subsidiary of RAI, on December 21, 2017, which then changed its name to Arcadian Energy, Inc. The original Arcadian Energy, Inc. has held the 165,678 Shares for more than two years prior thereto and acquired 5,306 Shares (0.13%) on April 1, 2020.

(d)                No person, other than the Reporting Persons or their respective Board of Directors or Managers, is known to have the right to receive or the power to direct receipt of dividends from or the proceeds of sale of the Shares of IOR Common Stock held by each of TCI, RAI, RALLC and/or Arcadian.

(e)                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

Of the Shares directly owned by Arcadian, 120,057 Shares are subject to an accommodation pledge for an obligation of another entity in connection with a loan from ABC Land & Development, Inc. (“ABCLD").

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Of the Shares directly owned by TCI, Arcadian and RAI, 2,812,648 Shares owned by TCI, 50,927 Shares owned by Arcadian, and 32,477 Shares owned by RAI are all held in bank and brokerage accounts, along with other securities owned by each such entity, and, as such, those Shares may be deemed to be “collateral” for any borrowings made from time to time pursuant to customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares as well as other securities in such accounts, bear interest at varying rates, and contain only standard default in similar provisions, the operation of which should not give any other person immediate voting power or investment power over such Shares.

Effective on the dates specified below, RALLC entered into three separate Stock Purchase Agreements, each in substantially the same form, to purchase Shares of IOR at a negotiated purchase price of $15.50 per share, according to a payment schedule attached to each such Agreement as Schedule 1 thereto, which Agreements each called for a twelve-month payout of a substantially equal sum, at an interest rate of 5% per annum, which was contingent upon continued payment by RALLC and provided an opportunity for each seller to discontinue sales in the event the stock price exceeds $15.50 per share for ten consecutive trading days, the respective seller and number of Shares of which are as follows:

(a)                effective September 10, 2019, Robert M. Grubin, seller of 28,000 Shares [0.67%] ($434,000, plus total interest payments of $36,177);

(b)                effective September 12, 2019, George D’Angelo, seller of 30,000 Shares [0.72%] ($465,000, plus total interest payments of $38,750); and

(c)                effective October 4, 2019, Lee P. Crockett and Harriet Schnitman, sellers of 7,850 Shares [0.19%] ($121,675, plus total interest payments of $2,785.52), but when Shares were delivered, an extra 25 Shares were included which were also purchased for $387.50 ($15.50 per share).

Each of the Sellers named above had a separate right to cease sales if the contingency occurs on price. RALLC made payments due October 4, November 4, and December 4, 2019, and the balance of payments through October 4, 2020, under each of the Agreements. Each of the Agreements also provides that Sellers shall execute an irrevocable proxy, granting the IOR Board of Directors (each of whom is also a director of TCI) the unrestricted right to exercise the voting rights of the respective seller for all Shares covered by the respective Agreement, which terminated upon the termination of the Agreement or delivery of Shares to RALLC. Under the payment schedule, RALLC became entitled to and owned the over 1% of the outstanding Shares in March 2020, but certificates representing all of the 65,875 Shares [1.58%] were not received by RALLC until after the final payment was made October 4, 2020.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer, including, but not limited to, transfer of voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 18 to Statement on Schedule 13D is true, complete, and correct.

Dated: October 4, 2020

REALTY ADVISORS, INC.		TRANSCONTINENTAL REALTY INVESTORS, INC.

By:	/s/ Gina H. Kay	By:	/s/ Erik L. Johnson
Gina H. Kay, Vice President, Secretary and Treasurer		Erik L. Johnson, Executive Vice President and Chief Financial Officer

MAY REALTY HOLDINGS, INC.		ARCADIAN ENERGY, INC.

By:	/s/ Gina H. Kay	By:	/s/ Robert C. Murray
Gina H. Kay, Vice President and Treasurer		Robert C. Murray, Sr., President

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SCHEDULE 1
Directors, Managers and Officers of the Reporting Persons

Entity	Directors or Managers	Executive Officers

Transcontinental Realty Investors, Inc.	Henry A. Butler William J. Hogan Robert Jakuszewski Ted R. Munselle Raymond D. Roberts, Sr.	Louis J. Corna, Executive Vice President, General and Tax Counsel, and Secretary Erik L. Johnson, Executive Vice President and Chief Financial Officer

Realty Advisors, Inc.	Mickey Ned Phillips	Gina H. Kay, Vice President and Treasurer Louis J. Corna, Vice President and Secretary Henry A. Butler, Vice President Steve Cone, Vice President

Realty Advisors, LLC	Gina H. Kay	Gina H. Kay, Vice President and Treasurer Louis J. Corna, Vice President and Secretary

Arcadian Energy, Inc.	Robert C. Murray, Sr. Christine VanDerwarker	Robert C. Murray, Sr., President Cecelia Maynard, Secretary

May Realty Holdings, Inc.	Mickey Ned Phillips	Gina H. Kay, Vice President and Treasurer Louis J. Corna, Vice President and Secretary